Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES

UNAUDITED FINANCIAL RESULTS FOR THE FOURTH QUARTER 2023

AND AUDITED FINANCIAL RESULTS FOR FULL YEAR 2023

SHANGHAI, March 27, 2024 — Noah Holdings Limited ("Noah" or the "Company") (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for Mandarin-speaking high-net-worth investors, today announced its unaudited financial results for the fourth quarter of 2023 and the audited financial results for the full year ended December 31, 2023.

FOURTH QUARTER 2023 FINANCIAL HIGHLIGHTS

•	Net revenues were RMB799.5 million (US$112.6 million), a 9.4% decrease from the corresponding period in 2022, mainly due to decreases in performance-based income generated from private equity products and recurring service fees generated from RMB private equity and private secondary products. The decreases were partially offset by a 13.8% increase in one-time commissions from more distribution of insurance products. On a sequential basis, net revenues increased by 6.6% driven by an increase in the distribution of insurance products.

(RMB millions, except percentages)	Q4 2022	Q4 2023	YoY Change
Wealth management	646.9	610.3	(5.7)%
Asset management	223.2	186.2	(16.6)%
Other businesses	12.0	3.0	(74.9)%
Total net revenues	882.1	799.5	(9.4)%

•	Income from operations was RMB220.7 million (US$31.1 million), effectively flat when compared with the corresponding period in 2022 and a decrease of 11.3% sequentially, primarily due to an increase in marketing activities which was partially offset by a decrease in government grants.

(RMB millions, except percentages)	Q4 2022	Q4 2023	YoY Change
Wealth management	179.1	150.7	(15.9)%
Asset management	93.5	95.5	2.0%
Other businesses	(52.9)	(25.5)	(51.8)%
Total income from operations	219.7	220.7	0.4%

•	Net income attributable to Noah shareholders was RMB216.5 million (US$30.5 million), a 54.8% increase from the corresponding period in 2022, primarily due to a RMB99.0 million non-recurring contingent litigation expense recorded during the fourth quarter of 2022. Net income attributable to Noah shareholders decreased by 7.2% sequentially, primarily due to mark to market adjustments made to certain balance sheet investments.

•	Non-GAAP[1] net income attributable to Noah shareholders was RMB233.7 million (US$32.9 million), an increase of 56.7% from the corresponding period in 2022 and 0.6% from the third quarter of 2023.

1 Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation and net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

FULL YEAR 2023 FINANCIAL HIGHLIGHTS

•	Net revenues were RMB3,294.7 million (US$464.0 million), a 6.3% increase from 2022, primarily due to a 59.8% increase in one-time commissions from more distribution of insurance products which was partially offset by a 55.5% decrease in performance-based income.

(RMB millions, except percentages)	FY 2022	FY 2023	YoY Change
Wealth management	2,200.0	2,491.2	13.2%
Asset management	834.5	766.2	(8.2)%
Other businesses	65.9	37.3	(43.5)%
Total net revenues	3,100.4	3,294.7	6.3%

•	Income from operations was RMB1,097.9 million (US$154.6 million), a 0.9% increase from 2022, mainly due to a 6.3% increase in net revenues which was partially offset by a 9.2% increase in total operating costs and expenses associated with the low base effect created by strict COVID-19 lockdowns in 2022.

(RMB millions, except percentages)	FY 2022	FY 2023	YoY Change
Wealth management	741.4	809.9	9.2%
Asset management	447.8	386.7	(13.7)%
Other businesses	(100.8)	(98.6)	(2.2)%
Total income from operations	1,088.4	1,097.9	0.9%

•	Net income attributable to Noah shareholders was RMB1,009.5 million (US$142.2 million), a 3.4% increase from 2022, due to a 0.9% increase in income from operations and a RMB99.0 million non-recurring contingent litigation expense recorded in 2022.

•	Non-GAAP net income attributable to Noah shareholders was RMB1,018.8 million (US$143.5 million), a 1.0% increase from 2022.

FOURTH QUARTER AND FULL YEAR 2023 OPERATIONAL UPDATES

Wealth Management Business

Noah offers global investment products and provides value-added services to global mandarin-speaking high-net-worth investors in its wealth management business. Noah primarily distributes private equity, private secondary, mutual funds and other products denominated in RMB, USD and other currencies.

•	Total number of registered clients as of December 31, 2023 was 455,827, a 4.2% increase from December 31, 2022 and a 0.8% increase from September 30, 2023.

•	Total number of active clients[2] who transacted with Noah during the fourth quarter of 2023 was 9,033, a 30.0% decrease from the fourth quarter of 2022 and a 4.8% decrease from the third quarter of 2023. Total number of active clients who transacted with Noah in 2023 was 22,453, a 37.4% decrease from 2022.

•	Aggregate value of investment products distributed during the fourth quarter of 2023 was RMB16.5 billion (US$2.3 billion), an 8.1% decrease from the corresponding period in 2022, mainly due to a decrease in the distribution of mutual fund products.

2 “Active clients” for a given period refers to registered investors who purchase investment products distributed or receive services provided by us during that given period.

	Three months ended December 31,

	2022		2023

	(RMB in billions, except percentages)
Product type
Mutual fund products	12.2	67.7%	10.9	66.0%
Private secondary products	3.4	18.7%	4.2	25.1%
Private equity products	1.4	8.0%	0.7	4.3%
Other products[3]	1.0	5.6%	0.7	4.6%
All products	18.0	100.0%	16.5	100.0%

•	Aggregate value of investment products distributed during 2023 was RMB74.1 billion (US$10.4 billion), a 5.4% increase from 2022, mainly due to an increase in the distribution of private secondary and mutual fund products.

	Twelve months ended December 31,

	2022		2023

	(RMB in billions, except percentages)
Product type
Mutual fund products	43.1	61.4%	47.9	64.6%
Private secondary products	13.1	18.6%	18.4	24.8%
Private equity products	11.1	15.7%	3.3	4.5%
Other products	3.0	4.3%	4.5	6.1%
All products	70.3	100.0%	74.1	100.0%

•	Coverage network in mainland China included 44 cities as of December 31, 2023, compared with 59 cities as of September 30, 2023, and 75 cities as of December 31, 2022. Noah continues to streamline its presence in China with a focus on strengthening its operations in central hub cities.

•	Number of relationship managers was 1,252 as of December 31, 2023, a decrease of 11.1% from September 30, 2023, and 1.9% from December 31, 2022. As of December 31, 2023, Noah had 89 overseas relationship managers, a 15.6% increase from September 30, 2023.

3 “Other products” refers to other investment products, which includes insurance products, multi -strategies products and others.

Asset Management Business

Noah’s asset management business is conducted through Gopher Asset Management Co., Ltd. (“Gopher Asset Management”), a leading multi-asset manager in China with global investment capabilities and overseas offices in Hong Kong and the United States. Gopher Asset Management develops and manages assets ranging from private equity, real estate, public securities to multi-strategy investments denominated in RMB, USD and other currencies.

•	Total assets under management as of December 31, 2023 remained stable at RMB154.6 billion (US$21.8 billion), compared with RMB154.9 billion as of September 30, 2023 and RMB157.1 billion as of December 31, 2022.

	As of September 30, 2023		Growth	Distribution/ Redemption	As of December 31, 2023

	(RMB billions, except percentages)
Investment type
Private equity	131.7	85.0%	0.5	-	132.2	85.5%
Public securities[4]	12.2	7.9%	2.9	3.6	11.5	7.4%
Real estate	6.3	4.0%	-	0.1	6.2	4.0%
Multi-strategies	4.2	2.8%	-	-	4.2	2.8%
Others	0.5	0.3%	-	-	0.5	0.3%
All Investments	154.9	100.0%	3.4	3.7	154.6	100.0%

	As of December 31, 2022		Growth	Distribution/ Redemption	As of December 31, 2023

	(RMB billions, except percentages)
Investment type
Private equity	133.1	84.7%	2.1	3.0	132.2	85.5%
Public securities	11.0	7.0%	10.7	10.2	11.5	7.4%
Real estate	6.8	4.3%	0.4	1.0	6.2	4.0%
Multi-strategies	4.8	3.1%	-	0.6	4.2	2.8%
Others	1.4	0.9%	-	0.9	0.5	0.3%
All Investments	157.1	100.0%	13.2	15.7	154.6	100.0%

Other Businesses

Noah’s other businesses mainly provide clients with additional comprehensive services and investment products. Operating results for other businesses also include headquarter rental income, depreciation and amortization, as well as operating expenses.

Ms. Jingbo Wang, co-founder and Chairwoman of Noah, said “Despite a very challenging year for capital markets, I am pleased to report that Noah generated growth in both net revenues and non-GAAP net income in 2023. We are starting the year on a strong footing, having spent the past few quarters repositioning ourselves to drive growth in this challenging market environment. The pace of our international expansion continues to increase as our clients’ demand for global asset allocation grows. During the year, overseas AUM grew 10.7%; overseas net revenue grew 73.0%; and overseas registered clients and active clients grew 14.2% and 38.0%, respectively. Our balance sheet is robust, clean and is generating sufficient capital to support Noah’s overseas expansion.”

“Reflecting our ongoing effort to improve corporate governance, we split the CEO and Chairperson roles at the end of the year with the appointment of Mr. Yin Zhe as CEO. Zhe’s alignment with our values and culture, coupled with his instrumental role in building our Gopher Asset Management franchise, made him the ideal candidate. We have been working seamlessly together since he took on this new role and I have the upmost confidence in his ability to execute our growth initiatives going forward.”

4 The asset distribution/redemption of public securities also includes market appreciation or depreciation.

FOURTH QUARTER 2023 FINANCIAL RESULTS

Net Revenues

Net revenues for the fourth quarter of 2023 were RMB799.5 million (US$112.6 million), a 9.4% decrease from the corresponding period in 2022.

•	Wealth Management Business

•	Net revenues from one-time commissions for the fourth quarter of 2023 were RMB306.4 million (US$43.2 million), a 15.1% increase from the corresponding period in 2022 driven by an increase in the distribution of insurance products.

•	Net revenues from recurring service fees for the fourth quarter of 2023 were RMB253.4 million (US$35.7 million), a 20.5% decrease from the corresponding period in 2022, due to a shift in product mix and client investment preferences, as well as a decrease in recurring service fees generated from private secondary and private equity products.

•	Net revenues from performance-based income for the fourth quarter of 2023 were RMB0.1 million, compared with RMB14.1 million in the corresponding period of 2022, primarily due to a decrease in performance-based income from private equity fund products.

•	Net revenues from other service fees for the fourth quarter of 2023 were RMB50.4 million (US$7.1 million), a 4.9% increase from the corresponding period in 2022, primarily due to the growing number of value-added services Noah offers its high-net-worth clients.

•	Asset Management Business

•	Net revenues from recurring service fees for the fourth quarter of 2023 were RMB174.4 million (US$24.6 million), a 13.5% increase from the corresponding period in 2022, due to an increase in the number of real estate investments in the United States and offshore private equity investments managed by Gopher Asset Management.

•	Net revenues from performance-based income for the fourth quarter of 2023 were RMB11.7 million (US$1.7 million), an 82.3% decrease from the corresponding period in 2022, primarily due to a decrease in performance-based income from private equity investments managed by Gopher Asset Management.

•	Other Businesses

•	Net revenues for the fourth quarter of 2023 were RMB3.0 million (US$0.4 million), compared with RMB12.0 million in the corresponding period in 2022, driven by the winding down of the Company’s loan portfolio.

Operating Costs and Expenses

Operating costs and expenses for the fourth quarter of 2023 were RMB578.8 million (US$81.5 million), a 12.6% decrease from the corresponding period in 2022. Operating costs and expenses primarily consisted of 1) compensation and benefits of RMB300.8 million (US$42.4 million); 2) selling expenses of RMB157.4 million (US$22.2 million); 3) general and administrative expenses of RMB98.6 million (US$13.9 million); 4) reversal of credit losses of RMB1.0 million (US$0.1 million); and 5) other operating expenses of RMB25.6 million (US$3.6 million).

•	Operating costs and expenses for the wealth management business for the fourth quarter of 2023 were RMB459.6 million (US$64.7 million), a 1.8% decrease from the corresponding period in 2022, primarily due to a 5.7% decrease in net revenues.

•	Operating costs and expenses for the asset management business for the fourth quarter of 2023 were RMB90.7 million (US$12.8 million), a 30.0% decrease from the corresponding period in 2022, primarily due to a decrease in performance-based compensation.

•	Operating costs and expenses for other businesses for the fourth quarter of 2023 were RMB28.5 million (US$4.0 million), a 56.1% decrease from the corresponding period in 2022, due to a decrease in recorded credit losses.

Operating Margin

Operating margin for the fourth quarter of 2023 was 27.6%, compared with 24.9% for the corresponding period in 2022.

•	Operating margin for the wealth management business for the fourth quarter of 2023 was 24.7%, compared with 27.7% for the corresponding period in 2022.

•	Operating margin for the asset management business for the fourth quarter of 2023 was 51.3%, compared with 41.9% for the corresponding period in 2022.

•	Loss from other businesses for the fourth quarter of 2023 was RMB25.5 million (US$3.6 million), compared with RMB52.9 million in the corresponding period of 2022, primarily due to a decrease in provisions for credit losses.

Investment Income/loss

Investment loss for the fourth quarter of 2023 was RMB53.6 million (US$7.5 million), compared with investment income of RMB62.2 million for the corresponding period in 2022, primarily due to unrealized losses from fair value changes on certain equity investments.

Income Tax Expenses

Income tax expenses for the fourth quarter of 2023 were RMB34.1 million (US$4.8 million), a 43.7% decrease from the corresponding period in 2022, primarily due to a lower effective tax rate.

Income from Equity in Affiliates

Income from equity in affiliates for the fourth quarter of 2023 was RMB52.8 million (US$7.4 million), compared with RMB12.3 million for the corresponding period in 2022. The increase was primarily due to an increase in income recognized from the funds of funds that Noah manages and invests in as the general partner or fund manager.

Net Income

•	Net Income

•	Net income for the fourth quarter of 2023 was RMB213.3 million (US$30.0 million), a 51.8% increase from the corresponding period in 2022.

•	Net margin for the fourth quarter of 2023 was 26.7%, an increase from 15.9% in the corresponding period in 2022.

•	Net income attributable to Noah shareholders for the fourth quarter of 2023 was RMB216.5 million (US$30.5 million), a 54.8% increase from the corresponding period in 2022.

•	Net margin attributable to Noah shareholders for the fourth quarter of 2023 was 27.1%, an increase from 15.9% in the corresponding period in 2022.

•	Net income attributable to Noah shareholders per basic and diluted ADS for the fourth quarter of 2023 was RMB3.12 (US$0.44) and RMB3.12 (US$0.44), respectively, an increase from RMB2.01 and RMB2.01 respectively, in the corresponding period in 2022.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the fourth quarter of 2023 was RMB233.7 million (US$32.9 million), a 56.7% increase from the corresponding period in 2022.

•	Non-GAAP net margin attributable to Noah shareholders for the fourth quarter of 2023 was 29.2%, an increase from 16.9% in the corresponding period in 2022.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the fourth quarter of 2023 was RMB3.36 (US$0.47), an increase from RMB2.14 in the corresponding period in 2022.

FULL YEAR 2023 FINANCIAL RESULTS

Net Revenues

Net revenues for 2023 were RMB3,294.7 million (US$464.0 million), a 6.3% increase from 2022, primarily due to an increase in one-time commissions associated with Noah’s wealth management business.

•	Wealth Management Business

•	Net revenues from one-time commissions for 2023 were RMB1,082.4 million (US$152.5 million), a 72.2% increase from 2022, primarily due to an increase in the distribution of insurance products.

•	Net revenues from recurring service fees for 2023 were RMB1,101.7 million (US$155.2 million), a 10.2% decrease from 2022, due to a shift in product mix and client investment preferences, as well as a decrease in recurring service fees generated from private secondary and private equity products.

•	Net revenues from performance-based income for 2023 were RMB86.0 million (US$12.1 million), a 57.3% decrease from 2022, primarily due to a decrease in performance-based income from private secondary products.

•	Net revenues from other service fees for 2023 were RMB221.1 million (US$31.1 million), a 54.1% increase from 2022, primarily due to the growing number of value-added services Noah offers to its high-net-worth clients.

•	Asset Management Business

•	Net revenues from recurring service fees for 2023 were RMB712.5 million (US$100.3 million), a 5.0% increase from 2022.

•	Net revenues from performance-based income for 2023 were RMB51.1 million (US$7.2 million), a 52.1% decrease from 2022, primarily due to a decrease in performance-based income from private equity products.

•	Other Businesses

•	Net revenues for 2023 were RMB37.3 million (US$5.3 million), a 43.5% decrease from 2022.

Operating costs and expenses

Operating costs and expenses for 2023 were RMB2,196.8 million (US$309.4 million), a 9.2% increase from 2022. Operating costs and expenses for 2023 primarily consisted of 1) compensation and benefits of RMB1,456.8 million (US$205.2 million); 2) selling expenses of RMB485.8 million (US$68.4 million); 3) general and administrative expenses of RMB275.7 million (US$38.8 million); 4) reversal of credit losses of RMB7.0 million (US$1.0 million); and 5) other operating expenses of RMB112.5 million (US$15.8 million).

•	Operating costs and expenses for the wealth management business for 2023 were RMB1,681.4 million (US$236.8 million), a 15.3% increase from 2022, primarily due to an increase in compensation and benefits for relationship managers.

•	Operating costs and expenses for the asset management business for 2023 were RMB379.5 million (US$53.5 million), a 1.8% decrease from 2022, primarily due to a decrease in performance-based compensation.

•	Operating costs and expenses for other businesses for 2023 were RMB135.9 million (US$19.1 million), an 18.5% decrease from 2022, primarily due to a decrease in other operating expenses.

Operating Margin

Operating margin for 2023 was 33.3%, compared to 35.1% for 2022.

•	Operating margin for the wealth management business for 2023 was 32.5%, compared with 33.7% for 2022, mainly due to an increase in compensation and benefits for relationship managers.

•	Operating margin for the asset management business for 2023 was 50.5%, compared with 53.7% for 2022.

•	Loss from other businesses for 2023 was RMB98.6 million (US$13.9 million), compared with RMB100.8 million for 2022, due to a 43.5% decrease in net revenues.

Investment Loss/Income

Investment loss for 2023 was RMB61.5 million (US$8.7 million), compared with investment income of RMB85.6 million for 2022.

Income Tax Expenses

Income tax expenses for 2023 were RMB262.4 million (US$37.0 million), a 1.8% decrease from 2022, primarily due to a lower effective tax rate.

Income from Equity in Affiliates

Income from equity in affiliates for 2023 was RMB54.1 million (US$7.6 million), compared with RMB89.1 million in 2022. The decrease was primarily due to a decrease in income recognized from the funds of funds that Noah manages and invests in as the general partner or fund manager.

Net Income

•	Net Income

•	Net income for 2023 was RMB1,001.0 million (US$141.0 million), a 3.0% increase from 2022.

•	Net margin for 2023 was 30.4%, a decrease from 31.3% in 2022.

•	Net income attributable to Noah shareholders for 2023 was RMB1,009.5 million (US$142.2 million), a 3.4% increase from 2022.

•	Net margin attributable to Noah shareholders for 2023 was 30.6%, a decrease from 31.5% in 2022.

•	Net income attributable to Noah shareholders per basic and diluted ADS for 2023 was RMB14.53 (US$2.05) and RMB14.53 (US$2.05), respectively, an increase from RMB14.29 and RMB14.28, respectively, in 2022.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for 2023 was RMB1,018.8 million (US$143.5 million), a 1.0% increase from 2022.

•	Non-GAAP net margin attributable to Noah shareholders for 2023 was 30.9%, a decrease from 32.5% in 2022.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for 2023 was RMB14.66 (US$2.07), a decrease from RMB14.75 in 2022.

BALANCE SHEET AND CASH FLOW

As of December 31, 2023, the Company had RMB5,192.1 million (US$731.3 million) in cash and cash equivalents, compared with RMB4,403.9 million as of December 31, 2022 and RMB4,959.6 million as of September 30, 2023.

Net cash inflow from the Company’s operating activities during the fourth quarter of 2023 was RMB152.5 million (US$21.5 million), compared with RMB33.0 million in the corresponding period in 2022, primarily due to a decrease in trading debt products in the fourth quarter of 2023. Net cash inflow from the Company’s operating activities in 2023 was RMB1,318.3 million (US$185.7 million), compared with RMB632.9 million in 2022.

Net cash inflow from the Company’s investing activities during the fourth quarter of 2023 was RMB226.8 million (US$31.9 million), compared with net cash inflow of RMB58.3 million in the corresponding period in 2022. Net cash outflow from the Company’s investing activities in 2023 was RMB247.1 million (US$34.8 million), compared to net cash inflow of RMB74.3 million in 2022, mainly due to cash payments on short term investments.

Net cash outflow from the Company’s financing activities was RMB94.0 million (US$13.2 million) in the fourth quarter of 2023, compared to net cash inflow of RMB8.0 million in the corresponding period in 2022. Net cash outflow from the Company’s financing activities in 2023 was RMB199.8 million (US$28.1 million), compared to net cash inflow of RMB233.8 million in 2022. The cash inflow in 2022 was mainly due to the net proceeds from the Company’s initial public offering and listing in Hong Kong while the cash outflow in 2023 was mainly due to final dividend payments.

ANNUAL AND SPECIAL DIVIDEND

On March 26, 2024, the Company's Board of Directors (the “Board”) approved an annual dividend of approximately RMB509.0 million (US$71.7 million) in total, which is equivalent to 50% of full year 2023 non-GAAP net income attributable to Noah shareholders, in accordance with the capital management and shareholder return policy (the "Policy") adopted on November 29, 2023. The Board has also approved a non-recurring special dividend of approximately RMB509.0 million (US$71.7 million) in total. The annual and special dividend payment plan will be reviewed during and announced after the Annual General Meeting, which is expected to be held in June 2024.

CONFERENCE CALL

The Company's senior management will host an earnings conference call to discuss its Q4 and full year 2023 Results and recent business activities. Details of the conference call are as follows:

Zoom webinar details
Conference title	Noah Holdings 4Q and Full Year 2023 Earnings Conference Call
Date/Time	Tuesday, March 26, 2024 at 8:00 p.m., U.S. Eastern Time Wednesday, March 27, 2024 at 8:00 a.m., Hong Kong Time
Dial in:
– Hong Kong Toll Free:	800-963976
– United States Toll Free:	1-888-317-6003
– Mainland China Toll Free:	4001-206115
– International Toll:	1-412-317-6061
Participant Password:	2326545

A telephone replay will be available starting approximately one hour after the end of the conference until April 2, 2024 at 1-877-344-7529 (US Toll Free) and 1-412-317-0088 (International Toll) with the access code 1565571.

DISCUSSION ON NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX:6686) is a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for mandarin-speaking high-net-worth investors. In 2023, Noah distributed RMB74.1 billion (US$10.4 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB154.6 billion (US$21.8 billion) as of December 31, 2023.

Noah’s wealth management business primarily distributes private equity, private secondary, mutual fund and other products denominated in RMB and other currencies. Noah’s network covers 44 cities in mainland China, as well as Hong Kong (China), Taiwan (China), New York, Silicon Valley and Singapore. A total of 1,252 relationship managers provide customized financial solutions for clients through this network, and meet their international investment needs. The Company’s wealth management business had 455,827 registered clients as of December 31, 2023. Through Gopher Asset Management, Noah manages private equity, public securities, real estate, multi-strategy and other investments denominated in Renminbi and other currencies. The Company also provides other businesses.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the fourth quarter of 2023 and audited financial results for the full year ended December 31, 2023 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.0999 to US$1.00, the effective noon buying rate for December 29, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These statements include, but are not limited to, estimates regarding the sufficiency of Noah’s cash and cash equivalents and liquidity risk. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Melo Xi

Tel: +86-21-8035-8292

ir@noahgroup.com

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

Noah Holdings Limited

Condensed Consolidated Balance Sheets

	As of
	September 30, 2023	December 31, 2023	December 31, 2023
	(Unaudited)	(Audited)	(Audited)
	RMB'000	RMB'000	USD'000
Assets
Current assets:
Cash and cash equivalents	4,959,550	5,192,127	731,296
Restricted cash	153,908	154,433	21,751
Short-term investments	407,872	379,456	53,445
Accounts receivable, net	445,386	503,978	70,984
Loans receivable, net	315,785	286,921	40,412
Amounts due from related parties	406,764	393,891	55,478
Other current assets	189,473	206,250	29,052
Total current assets	6,878,738	7,117,056	1,002,418
Long-term investments, net	995,746	810,484	114,154
Investment in affiliates	1,491,173	1,526,544	215,009
Property and equipment, net	2,510,839	2,482,199	349,610
Operating lease right-of-use assets, net	145,410	139,019	19,580
Deferred tax assets	435,632	431,494	60,775
Other non-current assets	171,083	178,582	25,152
Total Assets	12,628,621	12,685,378	1,786,698
Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	545,240	564,096	79,451
Income tax payable	166,959	89,694	12,633
Deferred revenues	88,377	72,824	10,257
Contingent liabilities	595,137	482,802	68,001
Other current liabilities	578,345	681,802	96,030
Total current liabilities	1,974,058	1,891,218	266,372
Operating lease liabilities, non-current	77,418	76,533	10,779
Deferred tax liabilities	229,003	262,404	36,959
Other non-current liabilities	45,058	27,660	3,896
Total Liabilities	2,325,537	2,257,815	318,006
Equity	10,303,084	10,427,563	1,468,692
Total Liabilities and Equity	12,628,621	12,685,378	1,786,698

Noah Holdings Limited

Condensed Consolidated Income Statements

(unaudited)

	Three months ended
	December 31,	December 31,	December 31,
	2022	2023	2023	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	266,592	303,460	42,741	13.8%
Recurring service fees	195,872	167,109	23,537	(14.7)%
Performance-based income	13,998	146	21	(99.0)%
Other service fees	60,870	59,244	8,344	(2.7)%
Total revenues from others	537,332	529,959	74,643	(1.4)%
Revenues from funds Gopher manages:
One-time commissions	3,915	4,455	627	13.8%
Recurring service fees	278,376	262,363	36,953	(5.8)%
Performance-based income	66,819	11,762	1,657	(82.4)%
Total revenues from funds Gopher manages	349,110	278,580	39,237	(20.2)%
Total revenues	886,442	808,539	113,880	(8.8)%
Less: VAT related surcharges	(4,372)	(9,031)	(1,272)	106.6%
Net revenues	882,070	799,508	112,608	(9.4)%
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(146,662)	(140,673)	(19,813)	(4.1)%
Others	(236,484)	(160,077)	(22,546)	(32.3)%
Total compensation and benefits	(383,146)	(300,750)	(42,359)	(21.5)%
Selling expenses	(142,806)	(157,399)	(22,169)	10.2%
General and administrative expenses	(83,952)	(98,637)	(13,893)	17.5%
Provision for (reversal of) credit losses	(19,836)	1,025	144	N.A.
Other operating expenses	(38,257)	(25,649)	(3,613)	(33.0)%
Government grants	5,665	2,626	370	(53.6)%
Total operating costs and expenses	(662,332)	(578,784)	(81,520)	(12.6)%
Income from operations	219,738	220,724	31,088	0.4%
Other income (expense):
Interest income	14,251	44,389	6,252	211.5%
Investment income (loss)	62,240	(53,567)	(7,545)	N.A.
Contingent litigation expenses	(99,000)	-	-	(100.0)%
Other expense	(8,507)	(16,933)	(2,385)	99.0%
Total other expense	(31,016)	(26,111)	(3,678)	(15.8)%
Income before taxes and income from equity in affiliates	188,722	194,613	27,410	3.1%
Income tax expense	(60,530)	(34,068)	(4,798)	(43.7)%

Income from equity in affiliates	12,331	52,795	7,436	328.1%
Net income	140,523	213,340	30,048	51.8%
Less: net income (loss) attributable to non-controlling interests	614	(3,190)	(449)	N.A.

Net income attributable to Noah shareholders	139,909	216,530	30,497	54.8%
Income per ADS, basic	2.01	3.12	0.44	55.2%
Income per ADS, diluted	2.01	3.12	0.44	55.2%

Margin analysis:
Operating margin	24.9%	27.6%	27.6%
Net margin	15.9%	26.7%	26.7%

Weighted average ADS equivalent[1]:
Basic	69,593,068	69,487,210	69,487,210
Diluted	69,611,652	69,500,978	69,500,978
ADS equivalent outstanding at end of period	62,603,864	65,261,465	65,261,465

[1] Assumes all outstanding ordinary shares are represented by ADSs. Five ordinary share represents one ADSs.

Noah Holdings Limited
Condensed Consolidated Income Statements
(Audited)
	Twelve months ended
	December 31,	December 31,	December 31,
	2022	2023	2023	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	617,636	1,072,838	151,106	73.7%
Recurring service fees	768,980	707,580	99,661	(8.0)%
Performance-based income	184,048	16,344	2,302	(91.1)%
Other service fees	223,441	270,579	38,110	21.1%
Total revenues from others	1,794,105	2,067,341	291,179	15.2%
Revenues from funds Gopher manages:
One-time commissions	63,809	16,365	2,305	(74.4)%
Recurring service fees	1,145,435	1,112,850	156,742	(2.8)%
Performance-based income	125,528	121,265	17,080	(3.4)%
Total revenues from funds Gopher manages	1,334,772	1,250,480	176,127	(6.3)%
Total revenues	3,128,877	3,317,821	467,306	6.0%
Less: VAT related surcharges	(28,505)	(23,125)	(3,257)	(18.9)%
Net revenues	3,100,372	3,294,696	464,049	6.3%
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(497,147)	(655,460)	(92,320)	31.8%
Others	(944,735)	(801,293)	(112,860)	(15.2)%
Total compensation and benefits	(1,441,882)	(1,456,753)	(205,180)	1.0%
Selling expenses	(349,014)	(485,778)	(68,420)	39.2%
General and administrative expenses	(235,319)	(275,727)	(38,835)	17.2%
Reversal of credit losses	424	7,028	990	1557.5%
Other operating expenses	(115,653)	(112,506)	(15,846)	(2.7)%
Government grants	129,521	126,955	17,881	(2.0)%
Total operating costs and expenses	(2,011,923)	(2,196,781)	(309,410)	9.2%
Income from operations	1,088,449	1,097,915	154,639	0.9%
Other income (expense):
Interest income	61,416	161,926	22,807	163.7%
Investment income (loss)	85,554	(61,486)	(8,660)	N.A.
Contingent litigation expenses	(99,000)	-	-	(100.0)%
Other income	13,130	10,892	1,534	(17.0)%
Total other income	61,100	111,332	15,681	82.2%
Income before taxes and income from equity in affiliates	1,149,549	1,209,247	170,320	5.2%
Income tax expense	(267,108)	(262,360)	(36,953)	(1.8)%
Income from equity in affiliates	89,148	54,128	7,624	(39.3)%
Net income	971,589	1,001,015	140,991	3.0%
Less: net loss attributable to non-controlling interests	(4,982)	(8,479)	(1,194)	70.2%
Net income attributable to Noah shareholders	976,571	1,009,494	142,185	3.4%
Income per ADS, basic	14.29	14.53	2.05	1.7%
Income per ADS, diluted	14.28	14.53	2.05	1.8%
Margin analysis:
Operating margin	35.1%	33.3%	33.3%
Net margin	31.3%	30.4%	30.4%
Weighted average ADS equivalent[1]:
Basic	68,332,032	69,473,972	69,473,972
Diluted	68,396,142	69,484,516	69,484,516
ADS equivalent outstanding at end of period	62,603,864	65,261,465	65,261,465

[1] Assumes all outstanding ordinary shares are represented by ADSs. Five ordinary share represents one ADSs.

Noah Holdings Limited
Condensed Comprehensive Income Statements
(unaudited)
	Three months ended
	December 31,	December 31,	December 31,
	2022	2023	2023	Change
	RMB'000	RMB'000	USD'000
Net income	140,523	213,340	30,048	51.8%
Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(36,494)	(68,333)	(9,625)	87.2%
Comprehensive income	104,029	145,007	20,423	39.4%
Less: Comprehensive income (loss) attributable to non-controlling interests	598	(3,287)	(463)	N.A.
Comprehensive income attributable to Noah shareholders	103,431	148,294	20,886	43.4%

Noah Holdings Limited

Condensed Comprehensive Income Statements

(Audited)

	Twelve months ended
	December 31,	December 31,	December 31,
	2022	2023	2023	Change
	RMB'000	RMB'000	USD'000
Net income	971,589	1,001,015	140,991	3.0%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	137,555	76,990	10,844	(44.0)%
Comprehensive income	1,109,144	1,078,005	151,835	(2.8)%
Less: Comprehensive loss attributable to non-controlling interests	(4,895)	(8,651)	(1,218)	76.7%
Comprehensive income attributable to Noah shareholders	1,114,039	1,086,656	153,053	(2.5)%

Noah Holdings Limited
Supplemental Information
(unaudited)
	As of
	December 31, 2022	December 31, 2023	Change
Number of registered clients	437,288	455,827	4.2%
Number of relationship managers	1,276	1,252	(1.9)%
Number of cities in mainland China under coverage	75	44	(41.3)%

	Three months ended
	December 31, 2022	December 31, 2023	Change

	(in millions of RMB, except number of active clients and percentages)
Number of active clients	12,904	9,033	(30.0)%
Transaction value:
Private equity products	1,452	717	(50.6)%
Private secondary products	3,362	4,153	23.5%
Mutual fund products	12,183	10,901	(10.5)%
Other products	1,003	764	(23.8)%
Total transaction value	18,000	16,535	(8.1)%

	Twelve months ended
	December 31, 2022	December 31, 2023	Change

	(in millions of RMB, except number of active clients and percentages)
Number of active clients	35,877	22,453	(37.4)%
Transaction value:
Private equity products	11,037	3,330	(69.8)%
Private secondary products	13,109	18,403	40.4%
Mutual fund products	43,133	47,837	10.9%
Other products	3,002	4,486	49.4%
Total transaction value	70,281	74,056	5.4%

Noah Holdings Limited
Segment Condensed Income Statements
(unaudited)
	Three months ended December 31, 2023
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	303,460	-	-	303,460
Recurring service fees	167,109	-	-	167,109
Performance-based income	146	-	-	146
Other service fees	50,644	-	8,600	59,244
Total revenues from others	521,359	-	8,600	529,959
Revenues from funds Gopher manages
One-time commissions	4,350	105	-	4,455
Recurring service fees	87,399	174,964	-	262,363
Performance-based income	-	11,762	-	11,762
Total revenues from funds Gopher manages	91,749	186,831	-	278,580
Total revenues	613,108	186,831	8,600	808,539
Less: VAT related surcharges	(2,778)	(650)	(5,603)	(9,031)
Net revenues	610,330	186,181	2,997	799,508
Operating costs and expenses:
Compensation and benefits
Relationship managers	(132,666)	(8,007)	-	(140,673)
Others	(127,236)	(24,783)	(8,058)	(160,077)
Total compensation and benefits	(259,902)	(32,790)	(8,058)	(300,750)
Selling expenses	(119,891)	(27,974)	(9,534)	(157,399)
General and administrative expenses	(63,627)	(27,058)	(7,952)	(98,637)
Provision for (reversal of) credit losses	(2,897)	(1,429)	5,351	1,025
Other operating expenses	(15,790)	(1,562)	(8,297)	(25,649)
Government grants	2,502	124	-	2,626
Total operating costs and expenses	(459,605)	(90,689)	(28,490)	(578,784)
Income (loss) from operations	150,725	95,492	(25,493)	220,724

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended December 31, 2022
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	266,592	-	-	266,592
Recurring service fees	195,872	-	-	195,872
Performance-based income	13,998	-	-	13,998
Other service fees	48,245	-	12,625	60,870
Total revenues from others	524,707	-	12,625	537,332
Revenues from funds Gopher manages
One-time commissions	576	3,339	-	3,915
Recurring service fees	124,040	154,336	-	278,376
Performance-based income	187	66,632	-	66,819
Total revenues from funds Gopher manages	124,803	224,307	-	349,110
Total revenues	649,510	224,307	12,625	886,442
Less: VAT related surcharges	(2,563)	(1,139)	(670)	(4,372)
Net revenues	646,947	223,168	11,955	882,070
Operating costs and expenses:
Compensation and benefits
Relationship managers	(137,016)	(9,646)	-	(146,662)
Others	(152,971)	(73,585)	(9,928)	(236,484)
Total compensation and benefits	(289,987)	(83,231)	(9,928)	(383,146)
Selling expenses	(121,259)	(20,611)	(936)	(142,806)
General and administrative expenses	(52,723)	(22,609)	(8,620)	(83,952)
Provision for ( reversal of ) credit losses	249	1,068	(21,153)	(19,836)
Other operating expenses	(9,344)	(4,629)	(24,284)	(38,257)
Government grants	5,224	408	33	5,665
Total operating costs and expenses	(467,840)	(129,604)	(64,888)	(662,332)
Income (loss) from operations	179,107	93,564	(52,933)	219,738

Noah Holdings Limited

Segment Condensed Income Statements

(Audited)

	Twelve months ended December 31, 2023
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	1,072,838	-	-	1,072,838
Recurring service fees	707,580	-	-	707,580
Performance-based income	16,344	-	-	16,344
Other service fees	221,917	-	48,662	270,579
Total revenues from others	2,018,679	-	48,662	2,067,341
Revenues from funds Gopher manages
One-time commissions	13,732	2,633	-	16,365
Recurring service fees	398,226	714,624	-	1,112,850
Performance-based income	69,977	51,288	-	121,265
Total revenues from funds Gopher manages	481,935	768,545	-	1,250,480
Total revenues	2,500,614	768,545	48,662	3,317,821
Less: VAT related surcharges	(9,365)	(2,374)	(11,386)	(23,125)
Net revenues	2,491,249	766,171	37,276	3,294,696
Operating costs and expenses:
Compensation and benefits
Relationship managers	(631,082)	(24,378)	-	(655,460)
Others	(544,804)	(224,308)	(32,181)	(801,293)
Total compensation and benefits	(1,175,886)	(248,686)	(32,181)	(1,456,753)
Selling expenses	(370,861)	(88,827)	(26,090)	(485,778)
General and administrative expenses	(193,248)	(59,367)	(23,112)	(275,727)
Provision for (reversal of) credit losses	(910)	(921)	8,859	7,028
Other operating expenses	(44,042)	(3,348)	(65,116)	(112,506)
Government grants	103,597	21,638	1,720	126,955
Total operating costs and expenses	(1,681,350)	(379,511)	(135,920)	(2,196,781)
Income (loss) from operations	809,899	386,660	(98,644)	1,097,915

Noah Holdings Limited

Segment Condensed Income Statements

(Audited)

	Twelve months ended December 31, 2022
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others
One-time commissions	617,636	-	-	617,636
Recurring service fees	768,980	-	-	768,980
Performance-based income	184,048	-	-	184,048
Other service fees	144,101	-	79,340	223,441
Total revenues from others	1,714,765	-	79,340	1,794,105
Revenues from funds Gopher manages
One-time commissions	13,953	49,856	-	63,809
Recurring service fees	463,314	682,121	-	1,145,435
Performance-based income	18,407	107,121	-	125,528
Total revenues from funds Gopher manages	495,674	839,098	-	1,334,772
Total revenues	2,210,439	839,098	79,340	3,128,877
Less: VAT related surcharges	(10,462)	(4,630)	(13,413)	(28,505)
Net revenues	2,199,977	834,468	65,927	3,100,372
Operating costs and expenses:
Compensation and benefits
Relationship managers	(460,237)	(36,910)	-	(497,147)
Others	(619,397)	(285,101)	(40,237)	(944,735)
Total compensation and benefits	(1,079,634)	(322,011)	(40,237)	(1,441,882)
Selling expenses	(299,769)	(41,885)	(7,360)	(349,014)
General and administrative expenses	(153,643)	(55,872)	(25,804)	(235,319)
Provision for (reversal of) credit losses	718	386	(680)	424
Other operating expenses	(15,412)	(6,369)	(93,872)	(115,653)
Government grants	89,223	39,120	1,178	129,521
Total operating costs and expenses	(1,458,517)	(386,631)	(166,775)	(2,011,923)
Income (loss) from operations	741,460	447,837	(100,848)	1,088,449

Noah Holdings Limited

Supplement Revenue Information by Geography

(unaudited)

	Three months ended December 31, 2023
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	262,775	110,975	8,600	382,350
Hong Kong	289,973	47,012	-	336,985
Others	60,360	28,844	-	89,204
Total revenues	613,108	186,831	8,600	808,539

Noah Holdings Limited
Supplement Revenue Information by Geography
(unaudited)

	Three months ended December 31, 2022
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	442,208	147,301	12,625	602,134
Hong Kong	182,111	54,976	-	237,087
Others	25,191	22,030	-	47,221
Total revenues	649,510	224,307	12,625	886,442

Noah Holdings Limited
Supplement Revenue Information by Geography
(Audited)

	Twelve months ended December 31, 2023
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	1,366,538	469,193	48,662	1,884,393
Hong Kong	921,091	193,588	-	1,114,679
Others	212,985	105,764	-	318,749
Total revenues	2,500,614	768,545	48,662	3,317,821

Noah Holdings Limited
Supplement Revenue Information by Geography
(Audited)

	Twelve months ended December 31, 2022
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	1,548,395	672,785	79,340	2,300,520
Hong Kong	508,907	83,029	-	591,936
Others	153,137	83,284	-	236,421
Total revenues	2,210,439	839,098	79,340	3,128,877

Noah Holdings Limited
Reconciliation of GAAP to Non-GAAP Results
(In RMB, except for per ADS data and percentages)
(unaudited)

	Three months ended
	December 31,	December 31,
	2022	2023	Change
	RMB'000	RMB'000
Net income attributable to Noah shareholders	139,909	216,530	54.8%
Adjustment for share-based compensation	12,316	21,935	78.1%
Less: tax effect of adjustments	3,066	4,740	54.6%
Adjusted net income attributable to Noah shareholders (non-GAAP)	149,159	233,725	56.7%

Net margin attributable to Noah shareholders	15.9%	27.1%
Non-GAAP net margin attributable to Noah shareholders	16.9%	29.2%

Net income attributable to Noah shareholders per ADS, diluted	2.01	3.12	55.2%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	2.14	3.36	57.0%

Noah Holdings Limited
Reconciliation of GAAP to Non-GAAP Results
(In RMB, except for per ADS data and percentages)
(unaudited)

	Twelve months ended
	December 31	December 31	Change
	2022	2023
	RMB'000	RMB'000
Net income attributable to Noah shareholders	976,571	1,009,494	3.4%
Adjustment for share-based compensation	42,300	11,530	(72.7)%
Less: tax effect of adjustments	10,279	2,220	(78.4)%
Adjusted net income attributable to Noah shareholders (non-GAAP)	1,008,592	1,018,804	1.0%

Net margin attributable to Noah shareholders	31.5%	30.6%
Non-GAAP net margin attributable to Noah shareholders	32.5%	30.9%

Net income attributable to Noah shareholders per ADS, diluted	14.28	14.53	1.8%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	14.75	14.66	(0.6)%